Mail Stop 4561

October 24, 2007

Mr. Stephen R. Head
Chief Financial Officer
Interactive Intelligence, Inc.
7601 Interactive Way
Indianapolis, Indiana 46278

> **Re:** **Interactive Intelligence, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed October 17, 2007**
> **File No. 333-138085**

Dear Mr. Head:

We have reviewed your filing and have the following comment.

Exhibit 5.1

1.   The disclaimer on reliance contained in the second sentence of the penultimate paragraph is inappropriate. Please obtain a revised opinion of counsel that removes such limitation.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile 317.237.1000
        Janelle Blankenship, Esq.
        Baker & Daniels LLP
        Telephone: (317) 569-9600